Exhibit 99.2

Tuya Announces Director Appointment

SANTA CLARA, Calif., November 18, 2024 -- Tuya, Inc. (“Tuya” or the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced that the board (the “Board”) of directors of the Company has appointed Ms. Zhang Yan (“Ms. Zhang”) to serve as a director with immediate effect.

Ms. Zhang has been serving as the vice president of finance of the Company and several major subsidiaries since January 2021. Ms. Zhang is responsible for the finance of the Group. Prior to joining the Company, Ms. Zhang worked at Ernst & Young Hua Ming LLP from December 2009 to January 2021, where her last position was senior audit manager. Ms. Zhang received a bachelor’s degree in management from Shanxi University of Finance and Economics in the PRC in July 2006, and a master’s degree in management from Dongbei University of Finance and Economics in the PRC in January 2009.

As of the date of this press release, the Board comprises Mr. Wang Xueji, Mr. Chen Liaohan, Mr. Yang Yi and Ms. Zhang Yan as executive directors, and Mr. Huang Sidney Xuande, Mr. Qiu Changheng, Mr. Kuok Meng Xiong (alias Guo Mengxiong) and Mr. Yip Pak Tung Jason as independent directors. The appointment of Ms. Zhang allows the Board to meet the gender diversity requirements outlined by The Stock Exchange of Hong Kong Limited, and promotes a more balanced Board composition.

“We welcome our current vice president of finance, Ms. Zhang, to the Board as an executive director,” said Mr. WANG Xueji, Founder and CEO of Tuya. “With her extensive experience in financial management and her background at the Big Four accounting firm Ernst & Young, Ms. Zhang will bring valuable expertise to the Board, aligning with Tuya’s commitment of diversity.”

The Board also warmly welcomes Ms. Zhang to her new role and looks forward to her continued contributions to Tuya’s success.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. For more information, please visit https://ir.tuya.com/overview/default.aspx

Disclosure Information

Tuya uses the https://ir.tuya.com/overview/default.aspx website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Tuya's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Tuya's filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and Tuya disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

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